NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium appoints new Director to its Board
March 10, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) is pleased to announce that Mr. Derek Pannell has accepted an invitation to sit on Agrium’s Board of Directors commencing February 27, 2008.
“On behalf of the Board, I would like to welcome Mr. Pannell. We believe his extensive experience will help to further strengthen and diversify our Board,” said Mike Wilson, Agrium President and CEO.
Mr. Pannell is a Managing Partner of Brookfield Asset Management Inc. He is a director of Teck Cominco Ltd., Major Drilling Group International Inc., and Brookfield Infrastructure Partners L.P. He was President and Chief Executive Officer of Noranda/Falconbridge from 2001 to October 2006 and Vice President, Operations of Compañia Minera Antamina from 1999 — 2001. Mr. Pannell is a graduate of Imperial College in London, England and the Royal School of Mines, London, England (ARSM), and an engineer registered in Quebec and Peru.
About Agrium
Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com